Suite 400 - 21 Water Street
VANCOUVER, BC V6B 1A1
Tel: 1-604-764-5099 Fax: 1-604-637-2253

September 26th, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Karl Hiller,
Branch Chief

Dear Sirs:

Re:	Devonshire Resources Ltd.
Form 20-F for Fiscal Year Ended June 30, 2007
Filed January 2, 2008
Response Letter dated June 6, 2008
Response Letter dated July 31, 2008
Commission File No. 0-51236

Thank you for your letter and comments dated July 31st, 2008. The corresponding answers to your questions are as follows:

Form 20-F/A1 for the Fiscal Year Ended June 30, 2007

General

1.	As requested, the Company has included Items 4, 5, 6, 7, 8 and 9 to reflect the reverse stock split.

2.	The Company has included the certifications from the principal executive and principal financial officers that have been updated to a current date.

Selected Financial Data, page 5

3.	The Company has added the Risk Factors to Item 3 so that the entire Item has been included, as requested.

Financial Statements

Audit Opinion

4.	The Company has obtained audit opinions from the prior and current auditors covering the cumulative period through June 30, 2006 and the year ended June 30, 2007 respectively.

Cumulative information on the financial statements have been labeled as un-audited. The Form 20-F has been revised to reflect the above.

Statement of Cash Flow Difference, page 23

5.

The Company proposes to provide additional disclosure related to the differences in the statement of cash flows between Canadian and U.S. GAAP by providing tabular disclosure reconciling the totals of each category of cash flows under Canadian GAAP to the corresponding amounts that would be reported under U.S. GAAP as detailed in Appendix I and to provide the following additional note disclosure:

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

The Company has also added Note 15, Restatement of Financial Statements to the financial statements disclosing the effect of this additional disclosure as follows:

The Company’s reconciliation of the statement of cash flows under Canadian and United States Generally Accepted Accounting Principles has been restated to exclude the issue of 440,000 common shares of the Company valued at $48,000 for the acquisition of mineral properties from operating activities and to exclude from investing activities restricted cash of $344,577.

The Company’s statement of cash flows difference under Canadian and U.S. GAAP for the years ended 30 June 2006 and 2005 have been adjusted to conform to the current year’s presentation.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further acknowledge that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Devonshire Resources Ltd.

“Timothy Crowhurst”

By: Timothy Crowhurst,
President and Director

Appendix I

	Years Ended 30 June
	2007 (As restated)	2006	2005
Cash used in operating activities under Canadian GAAP	$(303,735)	$(350,425)	$(417,473)
Mineral property exploration and development expenditures	(73,577)	(2,015,276)	(2,060,371)
Cash used in operating activities under US GAAP	$(377,312)	$(2,365,701)	$(2,477,844)

Cash used in investing activities under Canadian GAAP	$(73,577)	$(2,014,316)	$(2,061,869)
Mineral property exploration and development expenditures	73,577	2,015,276	2,060,371
Flow-through funds not disbursed during the year	-	(324,193)	-
Flow-through funds realized from previous year	-	-	130,667
Cash used in investing activities under US GAAP	$-	$(323,233)	$129,169

Cash generated by financing activities under Canadian and US GAAP	$ 100,000	$ 2,475,728	$ 2,502,423

Cash and cash equivalent end of year under Canadian GAAP	$ 96,409	$ 373,721	$ 262,734
Restricted cash – Flow-through shares	(324,193)	(324,193)	-
Cash and cash equivalent end of year under US GAAP	$(227,784)	$49,528	$262,734